BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

July 27, 2026

BNY Mellon Short Term Municipal Bond Fund

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective July 31, 2026, BNY Mellon Investment Adviser, Inc., intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Short Term Municipal Bond Fund (the "fund"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser, Inc., has contractually agreed, until July 31, 2027, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .39%. To the extent that it is necessary for BNY Mellon Investment Adviser, Inc. to waive receipt of its management fee or reimburse the fund's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the fund on or after July 31, 2027, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Directors of the fund and BNY Mellon Investment Adviser, Inc., to lower the net amounts shown and may only be terminated prior to July 31, 2027, in the event of termination of the Management Agreement between BNY Mellon Investment Adviser, Inc. and the fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Vice President and Director

Accepted and Agreed To:

BNY MELLON SHORT TERM MUNICIPAL BOND FUND

By: /s/ Deirdre Cunnane

Deirdre Cunnane

Assistant Secretary